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                             COASTAL BANCORP, INC.



                                 EXHIBIT 28(B)


               PRESS RELEASE OF THE REGISTRANT DATED MAY 8, 1996
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                       COASTAL BANC SSB SIGNS AGREEMENT
                      TO ACQUIRE COMPASS BAY CITY BRANCH

HOUSTON (May 8, 1996)--Coastal Banc ssb ("Coastal Banc") (NASDAQ: CBSAP), the direct subsidiary of Coastal Bancorp, Inc. ("Coastal") (NASDAQ: CBSA), and Compass Bank-San Antonio ("Compass"), announced today that they have executed definitive agreements to exchange certain branch locations. Coastal Banc will sell its three San Antonio branches having deposits of approximately $58.0 million to Compass and will purchase the Compass Bay City Branch having deposits of approximately $86.0 million, located at 1100 7th Street, Bay City, Texas. Consummation of the proposed transactions, which is expected late in the third quarter, is contingent upon the approval by bank regulatory authorities and other customary closing conditions.

     "We welcome the opportunity to be in Bay City and look forward to serving our new customers. We appreciate the past support our customers in the San Antonio area have provided" said Manuel J. Mehos, Chairman and Chief Executive Officer of Coastal. "This acquisition will further expand our market presence in small to mid-sized cities in southeast Texas. In addition, Bay City is a very attractive market for us because it is comparable to the communities we currently serve."

     At March 31, 1996, on a consolidated basis, Coastal had $2.8 billion in total assets, $1.3 billion in total deposits, $28.8 million in preferred stock of Coastal Banc and $93.0 million in common stockholders' equity.

     Coastal is the holding company for and owns 100 percent of the voting stock of Coastal Banc, a Texas-chartered, federally insured savings bank headquartered in Houston. Coastal Banc operates 40 branch offices in metropolitan Houston, Corpus Christi, San Antonio and small cities in central and south Texas.